                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. One)

                               Metatec Corporation
               ---------------------------------------------------
                                (Name of Issuer)

                      Common Shares, par value $.10 a share
               ---------------------------------------------------
                         (Title of Class of Securities)

                                   591398 10 2
               ---------------------------------------------------
                                 (CUSIP Number)


                   Jeffrey M. Wilkins, 7001 Metatec Boulevard
                        Dublin, Ohio 43017 (614) 761-7000
               ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 10, 1997
               ---------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                  SCHEDULE 13D

CUSIP No.:  591398 10 2

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Jeffrey M. Wilkins

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]

         The reporting person disclaims membership in any group.         (b) [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

7        SOLE VOTING POWER

         549,228

8        SHARED VOTING POWER

         -0-

9        SOLE DISPOSITIVE POWER

         549,228

10       SHARED DISPOSITIVE POWER

         -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         549,228

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.9%

14       TYPE OF REPORTING PERSON

         IN

                        ITEMS 1 THROUGH 7 OF SCHEDULE 13D
                                       FOR
                               JEFFREY M. WILKINS

Item 1.  Security and Issuer

         This schedule relates to Common Shares, par value $.10 a share (the "Shares"), of Metatec Corporation, a Florida corporation (the "Company"), whose principal executive offices are located at 7001 Metatec Boulevard, Dublin, Ohio 43017.

Item 2. Identity and Background

         This schedule is being filed by Jeffrey M. Wilkins ("Mr. Wilkins"), whose business address is 7001 Metatec Boulevard, Dublin, Ohio 43017. Mr. Wilkins is the Chairman of the Board and Chief Executive Officer of the Company. The Company's address is set forth in Item 1, above. The Company is an information industry services company offering optical disc manufacturing and distribution, software development, and network services.

         Mr. Wilkins has not been, during the last five years, convicted in any criminal proceeding, excluding traffic violations.

         Mr. Wilkins has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Wilkins is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         On April 2, 1993, Mr. Wilkins filed a Schedule 13D (the "Initial
Schedule 13D") with the Securities and Exchange Commission to report his beneficial ownership of more than five percent of the outstanding Shares of the Company. Mr. Wilkins is filing this Amendment No. One to the Initial Schedule 13D (the "Amended Schedule 13D") to report a material decrease in the percentage of the Shares beneficially owned by Mr. Wilkins.

         The Initial Schedule 13D reported Mr. Wilkins' beneficial ownership of 626,619 Shares. Of this amount, 600,000 Shares (the "Restricted Shares") were issued in connection with the termination of an agreement between Mr. Wilkins and the Company under which the Company had agreed to issue an indefinite number of Shares to Mr. Wilkins on a deferred basis pursuant to an escrow arrangement intended to continue until the first quarter of 1996 (the "Original Agreement"). The Original Agreement was entered into in connection with the Company's acquisition in 1990 of all of the shares of the Company's subsidiary, Metatec/Discovery Systems, Inc. ("Discovery"). At the time of that acquisition, Mr. Wilkins surrendered an option to purchase 48% of Discovery's shares in exchange for the Original Agreement. In March 1993, the Company and Mr. Wilkins renegotiated the Original Agreement and effectively capped the number of Shares which could be received by Mr. Wilkins as a result of the termination of his original option by issuing the Restricted Shares to him. The Restricted Shares were issued to Mr. Wilkins subject to a risk that he would forfeit such Shares if his employment was terminated by the Company "for cause" or by Mr. Wilkins "without good reason" (as those terms are defined in Mr. Wilkins' employment agreement with the Company) on or before February 29, 1996, and subject to a risk that he would forfeit all or part of the Restricted Shares under a formula based primarily on the pre-tax profits of Discovery. As of December 31, 1995, which was the end of the formula period, all of the Restricted Shares had been earned by Mr. Wilkins. All of the Restricted Shares became fully vested on March 1, 1996. In addition, the Company agreed, among other things, to register any unforfeited Restricted Shares at Mr. Wilkins' request, and the Company has fulfilled this obligation by registering all of the Restricted Shares on a Form S-3 Registration Statement which was effective May 23, 1996 (the "Registration Statement").

         Of the other Shares identified in the Initial Schedule 13D: (a) 7,491 Shares were acquired by Mr. Wilkins in August 1990 in exchange for the common shares of Discovery which Mr. Wilkins owned at the time of the Company's acquisition of Discovery; and (b) 19,128 Shares were acquired by Mr. Wilkins in various open market purchases from December 1989 through October 1991 for which Mr. Wilkins used his personal funds.

         As set forth in the Initial Schedule 13D, Mr. Wilkins beneficially owned 15.7% of the outstanding Shares at the time of the filing of the Initial
Schedule 13D. In June 1993 and May 1995 the Company issued 1,000,000 Shares and 1,500,000 Shares, respectively, in public offerings. In addition, between the date of filing the Initial Schedule 13D and April 2, 1997, Mr. Wilkins (i) received an option to purchase 25,000 Shares pursuant to the Company's employee stock option plan, and (ii) sold 13,500 Shares in various open market transactions at the then-prevailing market price. The net effect of the foregoing was that, on April 2, 1997, Mr. Wilkins beneficially owned 638,119 Share, or 9.1% of the outstanding Shares.

         During the period of April 3, 1997 through April 10, 1997, Mr. Wilkins sold a total of 88,891 Shares in three separate privately-negotiated transactions. All of such Shares were sold for cash at a purchase price of $4.50, which was the approximate market price of the Shares at that time. Such sales decreased Mr. Wilkins' percentage ownership of the outstanding Shares from 9.1% to 7.9%, or a decrease of 1.2%

Item 4.  Purpose of Transaction

         The purpose of the issuance of the Restricted Shares, which was the transaction requiring the filing of the Initial Schedule 13D, was to establish a limit as to the number of Shares potentially issuable to Mr. Wilkins under the Original Agreement while maintaining incentive features similar to those contained in the Original Agreement.

         The purpose of the sale of the 88,891 Shares, which was the transaction requiring the filing of this Amended Schedule 13D, was to raise funds for Mr. Wilkins' personal use. Mr. Wilkins may in the future, from time to time, sell additional Shares subject to the Registration Statement in such amounts, at such prices, and on such terms and conditions, either publicly or privately, as he may deem necessary or appropriate. It is currently anticipated that the funds raised from any such sales will be used by Mr. Wilkins for his personal use.

         Except as set forth in the preceding paragraph, Mr. Wilkins has no individual plans or proposals which relate to or would result in: (a) the acquisition or disposition of additional securities of the Company; (b) an extraordinary corporate transaction involving the Company and any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to cease to be quoted in the NASDAQ over-the-counter-market; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

                  (a) Mr. Wilkins is the beneficial owner of 549,228 Shares, which represents 7.9% of the outstanding Shares.

                  (b) Mr. Wilkins has the sole power to vote and dispose of all 549,228 Shares of which he is the beneficial owner, together with all other rights as a shareholder in the Company with respect to such Shares (including the right to receive dividends).

                  (c) Other than as stated in Item 6, above, no transactions in the Shares were effected during the past 60 days by Mr. Wilkins.

                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings, or relationships (legal or otherwise) between Mr. Wilkins and any other person with respect to any securities of the Company.

Item 7.  Material to be Filed as Exhibits.

         Not Applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

May 10, 1997                               /s/ Jeffrey M. Wilkins
                                           ----------------------
                                              Jeffrey M. Wilkins